                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549




                                    Form 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ______ to ______

                        Commission file number 000-13818

                   EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)





                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

EQUITY ONE, INC. SAVINGS AND
RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
INDEX
--------------------------------------------------------------------------------


                                                                           PAGE(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements..............................................4 - 7

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4I - Schedule of Assets (Held at End-of-Year).................8


* Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Participants and Administrator of Equity One, Inc. Savings and Retirement Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Equity One, Inc. Savings and Retirement Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 25, 2004

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                     2003               2002

ASSETS
Investments (See Note 4)                          $22,263,105        $14,212,417

RECEIVABLES
Employer contribution                               1,066,913          1,526,685
Participant contributions                             310,118            316,248
                                                  -----------        -----------
        Total receivables                           1,377,031          1,842,933
                                                  -----------        -----------
        Total assets                               23,640,136         16,055,350
                                                  -----------        -----------

LIABILITIES
Refundable Contributions                              260,196                 --
                                                  -----------        -----------
        Total liabilities                             260,196                 --
                                                  -----------        -----------
Net assets available for benefits                 $23,379,940        $16,055,350
                                                  ===========        ===========



         See accompanying notes to the financial statements.

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003
-------------------------------------------------------------------------------


ADDITIONS:
Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value of investments (See Note 4)       $ 3,619,854
    Interest and dividend income, investments                             78,451
    Interest income, participants' loans                                  23,557
                                                                     -----------
                                                                       3,721,862
                                                                     -----------
  Contributions
    Employer                                                           3,254,264
    Participants                                                       3,635,381
                                                                     -----------
                                                                       6,889,645
                                                                     -----------
        Total additions                                               10,611,507
                                                                     ===========

DEDUCTIONS:
Deductions from net assets attributed to:
    Benefits paid to participants                                      3,018,310
    Refunded contributions                                               260,196
    Administrative expenses                                                8,411
                                                                     -----------
        Total deductions                                               3,286,917
                                                                     -----------
        Net increase                                                   7,324,590

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                                     16,055,350
                                                                     -----------
End of year                                                          $23,379,940
                                                                     ===========



               See accompanying notes to the financial statements.

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

        The following description of the Equity One, Inc. (the "Company") Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        VESTING

        Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching and other discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:


         Years of Vesting Service                  Vesting Percentage
               Less than 1                                 0
                   1                                      20
                   2                                      40
                   3                                      60
                   4                                      80
                   5 or more                             100

        One year of service is defined as a service period in which 1,000 or more hours of service are completed. A service period is a one-year period ending on December 31.

        CONTRIBUTIONS

        Each year participants may contribute a percentage of their annual wages excluding fringe benefits up to a maximum of $12,000 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan. The Plan currently offers 29 mutual funds as investment options for participants in addition to stock in Popular, Inc., which is the ultimate parent company of the Plan's sponsor. The Company matches a discretionary percentage of participant contributions. In addition, the Company makes a discretionary contribution which is allocated to participants actively employed on the last day of the Plan year based on their pro rata share of total compensation (excluding fringe benefits). Contributions are subject to certain limitations.

        PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        PARTICIPANT LOANS

        Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.00 percent to 9.50 percent. Principal and interest are paid ratably through monthly payroll deductions.

        PAYMENT OF BENEFITS

        On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002


        FORFEITED ACCOUNTS

        At December 31, 2003 and 2002, forfeited non-vested accounts totaled $235,051 and $398,500, respectively, and are included in the Plan's net assets. These accounts will be used to reduce future employer contributions. During 2003, forfeitures applied to reduce employer contributions total $726,000 and are shown net of employer contributions in the Statements of Changes in Net Assets Available for Benefits.

        TRUSTEE

        Effective September 1, 2002, Principal Financial replaced Putman as the Trustee for the Plan.

2.      SUMMARY OF ACCOUNTING POLICIES

        BASIS OF PRESENTATION

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

        INVESTMENT VALUATION

        The Plan's investments are stated at fair value. Shares of registered mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value. Popular Inc. Common Stock is valued at its quoted market price at December 31, 2003.

        INVESTMENT INCOME

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        ADMINISTRATIVE EXPENSES

        The Company provides for the Plan's administrative expenses, with the exception of trustee's fees allocated to the Plan.

        PAYMENT OF BENEFITS

        Benefits are recorded when paid.

        RISKS AND UNCERTAINTIES

        The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.      TAX STATUS

        The Plan is an adoption of a non-standardized prototype plan of Principal Life Insurance Company. The most recent opinion letter stating that the form of the prototype plan meets the requirements for tax qualification under section 401(a) of the Internal Revenue Code of 1986, as amended, was issued by the Internal Revenue Service on August 7, 2001. The Company received an individual determination letter, dated October 7, 2003, from the IRS stating that the Plan meets the

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002


        requirements for tax qualification. The Company represents that the Plan has been operated in accordance with applicable sections of the Internal Revenue Code (IRC), subject to inadvertent errors that occurred during 2003 and prior years whereby benefit distributions made to certain terminated participants were not in accordance with the vesting percentages. As of December 31, 2003, the Plan made distribution payments to participants of $177,680 to correct this issue. These payments were funded by available non-vested forfeited accounts. The amount is included in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits. The Plan Administrator and the Plan's tax counsel have determined that this operational error can be corrected under Revenue Procedure 2003-44 of the IRS, and that the tax qualification of the Plan will not be affected. The Company has represented that it will make the corrections.

4.      INVESTMENTS

        The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                DECEMBER 31, 2003              DECEMBER 31, 2002
                                                              ----------------------       ------------------------
                                                              SHARES/                       SHARES/
                                                               UNITS        VALUE            UNITS          VALUE

Principal Stable Value Fund                                   234,192     $3,344,644        159,147     $2,194,475
Principal Government Securities Separate Account               71,418      1,242,302         53,938        929,391
Principal Bond & Mortgage Separate Account                      2,156      1,271,458          1,527        863,369
Principal Partners Mid-Cap Growth Separate Account            240,275      2,362,492        284,648      1,886,384
Principal Partners Large-Cap Growth I Separate Account        462,941      3,480,012        555,017      3,388,717
Principal Lifetime 2030 Separate Account                      182,296      2,057,495        199,626      1,840,602
Aim Basic Value A Fund                                         42,768      1,250,534             --             --
Popular Inc.                                                   27,641      1,239,689         24,811        838,606

         During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

        Mutual Funds                    $3,317,365
        Common Stock                       302,489
                                        ----------
                                        $3,619,854

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Principal Investments. Principal Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan is also invested in the common stock of its sponsor, Popular, Inc. Fees paid by the Plan for the investment management services amounted to $8,411 for the year ended December 31, 2003. In addition, the Company pays certain costs on behalf of the Plan.

                             ADDITIONAL INFORMATION
                             REQUIRED FOR FORM 5500

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END-OF-YEAR)
DECEMBER 31, 2003                                                      EXHIBIT I
--------------------------------------------------------------------------------

                                                                             (c) DESCRIPTION OF         (d) CURRENT
(a)           (b) IDENTITY OF ISSUE                                               INVESTMENT                 VALUE
 *     Principal Stable Value Fund                                            234,192    shares          $ 3,344,644
 *     Principal Mid-Cap Stock Index Separate Account                           3,407    shares               48,952
       Fidelity Adv Small Cap T Fund                                            6,541    shares              130,437
       American Century Eqty Inc Adv                                           43,604    shares              339,240
 *     Principal Government Securities Separate Account                        71,418    shares            1,242,302
       AM Funds Growth Fund R3 Fund                                            16,123    shares              392,444
       AM Funds Hi-Inc Tr R3 Fund                                                 723    shares                8,920
       AM Funds Wash Mutual R3 Fund                                                 9    shares                  271
 *     Principal Real Estate Separate Account                                     232    shares               82,151
 *     Principal Bond & Mortgage Separate Account                               2,156    shares            1,271,458
 *     Principal Large Cap Stock Index Separate Account                        10,151    shares              374,320
 *     Principal Small-Cap Stock Index Separate Account                        10,139    shares              151,159
 *     Principal Partners Mid-Cap Growth
        Separate Account                                                      240,275    shares            2,362,492
 *     Principal Partners Large-Cap Growth I
        Separate Account                                                      462,941    shares            3,480,012
 *     Principal Partners Small-Cap Value
        Separate Account                                                       16,178    shares              232,514
 *     Principal Lifetime 2010 Separate Account                                 4,926    shares               56,681
 *     Principal Lifetime 2020 Separate Account                                20,670    shares              238,015
 *     Principal Lifetime 2030 Separate Account                               182,296    shares            2,057,495
 *     Principal Lifetime 2040 Separate Account                                 7,596    shares               85,921
 *     Principal Lifetime 2050 Separate Account                                 6,141    shares               67,011
 *     Principal Lifetime Strategic Income
        Separate Account                                                        3,298    shares               37,936
       Fidelity Advisor Mid Cap T Fund                                         24,263    shares              543,742
       Putnam International Equity A Fund                                      37,897    shares              782,952
       Frank Russell LifePoints Moderate Strategy E Fund                       36,969    shares              378,194
       Frank Russell LifePoints Balanced Strategy E Fund                       66,503    shares              661,703
       Frank Russell LifePoints Aggressive Strategy E Fund                     50,499    shares              483,278
       Frank Russell LifePoints Const E Fund                                   17,223    shares              181,018
       Frank Russell LifePoints Equity Aggr Strategy E Fund                    26,750    shares              237,006
       AIM Basic Value A Fund                                                  42,768    shares            1,250,534
*      Popular Inc.                                                            27,641    shares            1,239,689

*      Participant Loans Interest rates range between 4.00% and 9.50%                                        500,614
                                                                                                         -----------
                                                                                                         $22,263,105
                                                                                                         ===========

* Party in interest to the Plan

                                    SIGNATURE



         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN
                             ---------------------------------------------
                                          (Name of Plan)



                             By:          /s/ James Jenkins
                                       ------------------------
                                        James Jenkins
                                        Authorized Representative


Dated:   June 28, 2004